Change in Affiliated Company

1. Reasons for change : 5 companies were spun off from Hanaro Telephone & Internet Information, Inc. (Hanaro T&I), which is an affiliated company of hanarotelecom incorporated. Hanaro T&I changed its name to Hanaro Customer Service Incorporated (Hanaro CS) after the spin-off.

2. Main business of the 5 spin-off companies and Hanaro CS : Provide telephone number / product information to the customers of hanarotelecom, etc.

3. Number of affiliated companies included in hanarotelecom business group :
- Before the change : 5
- After the change : 10

4. Date of change : November 10, 2006

5. Information on the 5 spin-off companies and Hanaro CS

(Unit: KRW)

	Representative		Total shareholders’
Name of company	Director	Total assets	equity	Total liabilities	Capital stock	Remarks
Hanaro Seoul Customer Service Incorporated	Sohn, Yi-Hang	1,107,388,898	17,935,336	1,089,453,561	245,740,000	Newly established

Hanaro Metro Customer Service Incorporated	Sohn, Yi-Hang	1,636,221,810	88,446,406	1,547,775,404	412,075,000	Newly established

Hanaro Gwangju Customer Service Incorporated	Sohn, Yi-Hang	1,534,258,380	76,644,650	1,457,613,730	381,425,000	Newly established

Hanaro Pusan Customer Service Inforporated	Sohn, Yi-Hang	1,408,552,458	56,127,347	1,352,425,110	338,910,000	Newly established

Hanaro TeleSales Incorporated	Rhee, Baeky	255,663,170	205,094	255,458,076	53,615,000	Newly established

Hanaro Customer Service						Hanaro T&I changed
Incorporated	Cho, Young-Wan	767,067,542	436,474,737	330,592,805	468,235,000	its name